UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

View, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Titles of Class of Securities)

92671V106

(CUSIP Number)

Jason Barnett

RXR Realty LLC

c/o Chief Legal Officer, RXR

625 RXR Plaza

Uniondale, NY 11556

(516) 506-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 16, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. ☐

*

The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92671V106

1	NAME OF REPORTING PERSON RXR Realty LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 201,680(1)(2)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 201,680(1)(2)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 201,680
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.99%(2)
14	TYPE OF REPORTING PERSON OO (Delaware limited liability company)

(1)

Consists of (i) 33,333 shares of Class A Common Stock, (ii) 16,666 shares of Class A Common Stock issuable upon the exercise of the WorxWell Warrants and (iii) up to an aggregate of 151,681 shares of Class A Common Stock acquirable upon conversion of Existing Notes or upon the exercise of the FP Services Warrants as a result of the 4.99% Beneficial Ownership Limitation as described below.

(2)

Based upon 4,041,687 shares of Class A Common Stock reported to be outstanding as of August 7, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2023 filed with the Securities and Exchange Commission on August 10, 2023.

CUSIP No. 92671V106

1	NAME OF REPORTING PERSON RXR Properties Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 151,681(1)(2)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 151,681(1)(2)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 151,681
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.99%(2)
14	TYPE OF REPORTING PERSON OO (Delaware limited liability company)

(1)

Represents the maximum number of shares that could be issued upon conversion of the Existing Notes as a result of the Beneficial Ownership Limitation and beneficial ownership of RXR Management Holdings LLC of 33,333 shares of Class A Common Stock and 16,666 shares of Class A Common Stock issuable upon the exercise of the WorxWell Warrants.

(2)

Based upon 4,041,687 shares of Class A Common Stock reported to be outstanding as of August 7, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2023 filed with the Securities and Exchange Commission on August 10, 2023.

CUSIP No. 92671V106

1	NAME OF REPORTING PERSON RXR FP GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 151,681(1)(2)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 151,681(1)(2)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 151,681
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.99%(2)
14	TYPE OF REPORTING PERSON OO (Delaware limited liability company)

(1)

Represents the maximum number of shares that could be issued upon conversion of the Existing Notes as a result of the Beneficial Ownership Limitation and beneficial ownership of RXR Management Holdings LLC of 33,333 shares of Class A Common Stock and 16,666 shares of Class A Common Stock issuable upon the exercise of the WorxWell Warrants.

(2)

Based upon 4,041,687 shares of Class A Common Stock reported to be outstanding as of August 7, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2023 filed with the Securities and Exchange Commission on August 10, 2023.

CUSIP No. 92671V106

1	NAME OF REPORTING PERSON RXR FP Investor LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 151,681(1)(2)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 151,681(1)(2)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 151,681
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.99%(1)
14	TYPE OF REPORTING PERSON PN

(1)

Represents the maximum number of shares that could be issued upon conversion of the Existing Notes as a result of the Beneficial Ownership Limitation and beneficial ownership of RXR Management Holdings LLC of 33,333 shares of Class A Common Stock and 16,666 shares of Class A Common Stock issuable upon the exercise of the WorxWell Warrants.

(2)

Based upon 4,041,687 shares of Class A Common Stock reported to be outstanding as of August 7, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2023 filed with the Securities and Exchange Commission on August 10, 2023.

CUSIP No. 92671V106

1	NAME OF REPORTING PERSON RXR FP Investor II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 151,681(1)(2)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 151,681(1)(2)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 151,681
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.99%(2)
14	TYPE OF REPORTING PERSON PN

(1)

Represents the maximum number of shares that could be issued upon conversion of the Existing Notes as a result of the Beneficial Ownership Limitation and beneficial ownership of RXR Management Holdings LLC of 33,333 shares of Class A Common Stock and 16,666 shares of Class A Common Stock issuable upon the exercise of the WorxWell Warrants.

(2)

Based upon 4,041,687 shares of Class A Common Stock reported to be outstanding as of August 7, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2023 filed with the Securities and Exchange Commission on August 10, 2023.

CUSIP No. 92671V106

1	NAME OF REPORTING PERSON RXR FP Investor III LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 71,736(1)(2)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 71,736(1)(2)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 71,736(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 1.8%(1)
14	TYPE OF REPORTING PERSON PN

(1)

Consists of 71,736 shares of Class A Common Stock issuable upon exercise of all Existing Notes held by RXR FP Investor III LP, provided that the conversion of such Existing Notes is subject to the Beneficial Ownership Limitation.

(1)

Based upon 4,041,687 shares of Class A Common Stock reported to be outstanding as of August 7, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2023 filed with the Securities and Exchange Commission on August 10, 2023.

CUSIP No. 92671V106

1	NAME OF REPORTING PERSON RXR FP Services LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 52,840(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 52,840(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 52,840
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 1.3%(2)
14	TYPE OF REPORTING PERSON OO (Delaware limited liability company)

(1)	Consists of 52,840 shares of Class A Common Stock issuable upon the exercise of the FP Services Warrants, provided that exercise of such warrants is subject to the Beneficial Ownership Limitation.
(2)

Based upon 4,041,687 shares of Class A Common Stock reported to be outstanding as of August 7, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2023 filed with the Securities and Exchange Commission on August 10, 2023.

CUSIP No. 92671V106

1	NAME OF REPORTING PERSON RXR Management Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 49,999(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 49,999(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,999
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 1.2%(2)
14	TYPE OF REPORTING PERSON OO (Delaware limited liability company)

(1)	Consists of (i) 33,333 shares of Class A Common Stock and (ii) 16,666 shares of Class A Common Stock issuable upon the exercise of the WorxWell Warrants.
(2)

Based upon 4,041,687 shares of Class A Common Stock reported to be outstanding as of August 7, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2023 filed with the Securities and Exchange Commission on August 10, 2023.

CUSIP No. 92671V106

1	NAME OF REPORTING PERSON Urban Solutions LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 49,999(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 49,999(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,999
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 1.2%(2)
14	TYPE OF REPORTING PERSON OO (Delaware limited liability company)

(1)	Consists of (i) 33,333 shares of Class A Common Stock and (ii) 16,666 shares of Class A Common Stock issuable upon the exercise of the WorxWell Warrants.
(2)

Based upon 4,041,687 shares of Class A Common Stock reported to be outstanding as of August 7, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2023 filed with the Securities and Exchange Commission on August 10, 2023.

CUSIP No. 92671V106

1	NAME OF REPORTING PERSON RXR Urban Workplaces LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 49,999(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 49,999(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,999
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 1.2%(2)
14	TYPE OF REPORTING PERSON OO (Delaware limited liability company)

(1)	Consists of (i) 33,333 shares of Class A Common Stock and (ii) 16,666 shares of Class A Common Stock issuable upon the exercise of the WorxWell Warrants.
(2)

Based upon 4,041,687 shares of Class A Common Stock reported to be outstanding as of August 7, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2023 filed with the Securities and Exchange Commission on August 10, 2023.

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the shares of Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”) of View, Inc., a Delaware corporation (the “Issuer”) whose principal executive offices are located at 195 South Milpitas Blvd, Milpitas, California 95035.

Item 2.	Identity and Background.

a.

This Schedule 13D is being filed by RXR Realty LLC (“Realty”), RXR Properties Holdings LLC (“Properties Holdings”), RXR FP GP LLC (“FP GP”), RXR FP Investor LP (“FP Investor”), RXR FP Investor II LP (“FP Investor II”), RXR FP Investor III LP (“FP Investor III”), RXR FP Services LLC (“FP Services”), RXR Management Holdings LLC (“Management Holdings”), Urban Solutions LLC (“Urban Solutions”) and RXR Urban Workplaces LLC (“Urban Workplaces”) (collectively, the “Reporting Persons”).

b.	The principal business address of each of the Reporting Persons is 625 RXR Plaza, Uniondale, NY 11556.

c.

Realty is the parent entity of a vertically integrated real estate owner, investor, operator, and developer. Realty exercises investment discretion over any shares of Class A Common Stock beneficially owned by each of Properties Holdings and Management Holdings and may be deemed to beneficially own any shares of Class A Common Stock beneficially owned by each of Properties Holdings and Management Holdings. Properties Holdings exercises investment discretion over any shares of Class A Common Stock beneficially owned by each of FP GP and FP Services and may be deemed to beneficially own any shares of Class A Common Stock beneficially owned by each of FP GP and FP Services. FP GP is the general partner of FP Investor, FP Investor II and FP Investor III and may be deemed to beneficially own any shares of Class A Common Stock beneficially owned by each of FP Investor, FP Investor II and FP Investor III. Management Holdings exercises investment discretion over any shares of Class A Common Stock beneficially owned by Urban Solutions and may be deemed to beneficially own any shares of Class A Common Stock beneficially owned by Urban Solutions. Urban Solutions exercises investment discretion over any shares of Class A Common Stock beneficially owned by Urban Workplaces and may be deemed to beneficially own any shares of Class A Common Stock beneficially owned by Urban Workplaces.

d.	None of the Reporting Persons, within the last five years, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e.

None of the Reporting Persons, during the last five years, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The information contained in Item 4 and Item 6 to this Schedule 13D is incorporated herein by reference.

Item 4.	Purpose of Transaction.

By virtue of the Intercreditor Agreement (defined in Item 6 of this Schedule 13D), the Reporting Persons may be deemed to be members of a “group” (as such term is defined for purposes of Section 13(d) of the Act) with certain other parties to the Intercreditor Agreement. All information about the number of shares of Class A Common Stock that could be acquired by the Reporting Persons upon conversion of the Existing Notes or exercise of the FP Services Warrants or any other derivative security exercisable for shares of Class A Common Stock does not take into account any shares of Class A Common Stock beneficially owned by any other party to the Intercreditor Agreement. Because the other parties to the Intercreditor Agreement may be deemed to be members of a “group” that includes the Reporting Persons, shares of Class A Common Stock beneficially owned by such other parties to the Intercreditor Agreement may be deemed to reduce the number of shares of Class A Common Stock that could be acquired by the Reporting Persons upon any such conversion or exercise. However, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Persons are members of a group with all of the other parties to the Intercreditor Agreement. Each of the Reporting Persons expressly disclaims beneficial ownership of any shares of Class A Common Stock that may be deemed to be beneficially owned by the other parties to the Intercreditor Agreement.

Except as set forth herein, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review, reconsider and/or change their position or purpose or formulate different plans or proposals with respect thereto. At any time and from time to time, the Reporting Persons may, in connection with monitoring and evaluating their investment in the Issuer, and after giving consideration to, among other things, any communications about the Issuer, market conditions, contractual restrictions (including but not limited to limitations on conversion or exercise of securities held by the Reporting Persons), legal restrictions, and/or other conditions, formulate a plan, proposal or other course of action which may relate to or result in, among other things and without limitation: (i) the purchase of additional shares of Class A Common Stock, options or related derivatives in the open market, in privately negotiated transactions or otherwise; (ii) the sale of all or a portion of the shares of Class A Common Stock, options or related derivatives now beneficially owned or hereafter acquired by them; (iii) exercising any rights that the Reporting Persons or their affiliates may have under the Credit Agreement (as defined below) in their capacity as Lenders (as defined below) thereunder; (iv) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (v) seeking to influence or change the present board of directors (the “Board”) or management of the Issuer, including but not limited to with respect to the business and affairs of the Issuer; or (vi) any of the other matters referred to in the instructions to Item 4 of Schedule 13D. The Reporting Persons may consider pursuing such plans, proposals or other courses of action with the Issuer’s management, the Board, other Issuer shareholders, advisors or other persons.

Item 5.	Interest in Securities of the Issuer.

a. and b. The information contained on the cover pages and Item 2 to this Schedule 13D is incorporated herein by reference.

c.	None.

d.	The information contained in Item 4 and Item 6 to this Schedule 13D is incorporated herein by reference.

e.	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Credit Agreement

On October 16, 2023, CF Principal Investments LLC and other lender parties (such other lender parties, the “Other Lenders” and, together with CF Principal Investments LLC, the “Lenders”) entered into a new senior secured term loan credit agreement with the Issuer and Cantor Fitzgerald Securities, serving as administrative agent and as collateral agent (the “Credit Agreement”). Pursuant to the Credit Agreement, the Lenders agreed to provide to the Issuer: (i) a $12.5 million senior secured term loan facility, which was fully drawn on the Closing Date of the Credit Agreement; and (ii) a $37.5 million senior secured delayed draw term loan facility (with $12.5 million of such delayed draw term loans available from and after November 1, 2023, and the remaining $25.0 million available from and after January 1, 2024, in each case subject to satisfaction of the conditions set forth in the Credit Agreement), each maturing on September 30, 2027. One of the Lenders, RXR FP Investor IV LP, is an affiliate of FP Services, which is an affiliate of Realty and has a Board appointment right and had previously designated a member of the Board (such member resigned effective October 10, 2023). The foregoing description of the Credit Agreement does not purport to be complete and is qualified in its entirety by reference to the full and complete terms of the Credit Agreement, a copy of which is attached as Exhibit 4.1 to the Issuer’s Form 8-K filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 16, 2023 and is incorporated by reference herein.

The Lenders and certain of their affiliates are holders of the Issuer’s outstanding 6.00% / 9.00% Convertible Senior PIK Toggle Notes due 2027 (the “Existing Notes”). Entities affiliated with Realty hold an aggregate of $121,759,546 principal amount of Existing Notes that, not giving effect to the Beneficial Ownership Limitation (as defined below), would be convertible into an aggregate of 1,896,566 shares of Class A Common Stock.

Pursuant to side letter agreements between (i) FP Investor and FP Investor II and (ii) FP Services, on the one hand, and the Issuer, on the other hand, each dated as of October 26, 2022 (the “Side Letters”), each of FP Investor, FP Investor II and FP Services may not convert their Existing Notes or exercise their FP Services Warrants into shares of Class A Common Stock to the extent that the delivery of any shares of Class A Common Stock or any other security otherwise deliverable upon such conversion would result in them, together with their affiliates or persons whose beneficial ownership would be aggregated with FP Investor, FP Investor II or FP Services, in the aggregate, having “beneficial ownership,” as determined in accordance with Section 13(d) of the Act, including the definition of any “group” of which FP Investor, FP Investor II or FP Services is a member, of shares of Class A Common Stock in excess of 4.99% (the “Beneficial Ownership Limitation”). Because the other parties to the Intercreditor Agreement may be deemed to be members of a “group” that includes the Reporting Persons, such other parties to the Intercreditor Agreement may be deemed subject to the Beneficial Ownership Limitation. The foregoing description of the Side Letters does not purport to be complete and is qualified in its entirety by reference to the execution versions of the Side Letters, copies of which are attached as Exhibit 10.4 and Exhibit 10.5 to the Issuer’s Form 8-K filed with the SEC on October 27, 2022 and are incorporated by reference herein.

As a material inducement for each Lender to enter into the Credit Agreement, CF Principal Investments LLC, the Other Lenders and certain affiliates of Realty (such affiliates together with the Other Lenders, the “RXR Consortium Members” and, together with CF Principal Investments LLC, the “Investors”) entered into a participation and intercreditor agreement (the “Intercreditor Agreement”) dated as of October 16, 2023, with Cantor Fitzgerald Securities serving as administrative agent and collateral agent.

Pursuant to the Intercreditor Agreement: (i) the RXR Consortium Members agreed, among other things, (A) to transfer an undivided 50% participation interest in the Existing Notes held by the RXR Consortium Members (the “RXR Consortium Notes”), other than the Existing Notes included in the SPV II Interest (as defined below), to CF Principal Investments LLC and (B) use commercially reasonable efforts to transfer to CF Principal Investments LLC an undivided 50% participation interest in (x) FP GP’s interest in the equity of (including promote), and any management fees in, FP Investor II and (y) the portion of the RXR Consortium Notes held by FP Investor II solely attributable to FP Investor (the “SPV II Interest”); and (ii) CF Principal Investments LLC agreed, among other things, to transfer an undivided 50% participation interests in the Existing Notes held by CF Principal Investments LLC to the RXR Consortium Members. Each of FP GP and CF Principal Investments, acting jointly, serve as Lender Representatives for the Investors under the Intercreditor Agreement (the “Lender Representatives”). Each Investor agreed to exercise any rights or powers available to it to (i) reject and oppose, and if applicable, vote against, any amendment, waiver, consent, supplement or other modification (or any transaction requiring any of the foregoing) that is rejected by the Lender Representatives and (ii) support and, if applicable, vote in favor of, any amendment, waiver, consent, supplement or other modification (or any transaction requiring any of the foregoing) that has been approved by the Lender Representatives, in each case, in respect the Existing Notes indenture or the Credit Agreement or otherwise. In addition, pursuant to the Intercreditor Agreement, any additional Existing Notes acquired by any Investor after the effective date of the Intercreditor Agreement shall be treated consistent with the terms of the Intercreditor Agreement, and each of the Investors agreed to not transfer or convert any of their Existing Notes or, subject to certain limited exceptions, their Commitments or Loans (as each such term is defined in the Credit Agreement) without the consent of the Lender Representatives. Each Investor further agreed that it will not, without each of the Lender Representatives’ prior written consent: (i) commence or continue any bankruptcy, liquidation or similar proceeding (“Proceeding”) against the Issuer or its subsidiaries, (ii)(x) solicit, support, propose or vote in favor of any arrangement, plan in any Proceeding, sale, or proposal or (y) file or support any motion, pleading or material in support of any motion, arrangement, plan in any Proceeding, sale, or proposal that, in the case of (x) and (y), challenges the priority of the Collateral (as such term is defined in the Credit Agreement), is inconsistent with the terms of the Intercreditor Agreement, is opposed by the Lender Representatives, or is adverse to the interests of the Lender Representatives, (iii) materially impair the rights of the Lender Representatives, or (iv) oppose any sale or plan in any Proceeding that is supported by the Lender Representatives.

Strategic Agreement

On October 25, 2022, the Issuer and FP Services entered into an Agreement for Strategic Planning and Consulting Services (the “Strategic Agreement”). Pursuant to the Strategic Agreement, FP Services was appointed to render strategic planning and consulting services to the Issuer. In consideration of FP Services’ performance of its obligations under the Strategic Agreement, the Issuer agreed to issue to FP Services warrants (the “FP Services Warrants”) to purchase, in the aggregate, 9,511,128 shares of Class A Common Stock. On October 25, 2022, the Issuer issued the FP Services Warrants to FP Services pursuant to certain Common Stock Purchase Warrant Agreements (the “FP Services Warrant Agreements”). The shares underlying the FP Services Warrants vest in equal tranches over the three-year period following the initial issuance date of the FP Services Warrants, with one-third of such shares vesting each year on the anniversary thereof, provided that all such shares shall vest immediately upon the occurrence of certain specified events (each, an “Early Exercise Event”). The FP Services Warrants are exercisable, to the extent vested and unexercised, (1) in the case of certain of the FP Services Warrants, upon the earlier of the applicable vesting date or an Early Exercise Event, and prior to 11:59 p.m., New York City time, on October 25, 2032 (the “Warrant Termination Time”), at an exercise price of $0.01 per share of Class A Common Stock, subject to certain adjustments (the “FP Service Warrant Exercise Price”), (2) in the case of certain of the FP Services Warrants, upon the earlier of the applicable vesting date or any later date, provided that the closing price of the Class A Common Stock has exceeded $1.32 (as may be adjusted) for 20 of 30 consecutive trading days prior to such applicable vesting date or such later date, or an Early Exercise Event, and prior to the Warrant Termination Time, at the FP Service Warrant Exercise Price, and (3) in the case of certain of the FP Services Warrants, upon the earlier of the applicable vesting date or any later date, provided that the closing price of the Class A Common Stock has exceeded $1.58 (as may be adjusted) for 20 of 30 consecutive trading days prior to such applicable vesting date or such later date, or an Early Exercise Event, and prior to the Warrant Termination Time, at the FP Service Warrant Exercise Price. The FP Services Warrants may also be exercised, in whole or in part, by means of a “cashless exercise” for a number of shares as determined in the FP Services Warrant Agreements. The FP Services Warrants are subject to certain restrictions on transfer prior to their applicable exercise dates.

Effective as of July 26, 2023, the Issuer effected a 60-for-1 reverse stock split of the outstanding shares of Class A Common Stock (the “Reverse Stock Split”). Following the Reverse Stock Split, FP Services holds 158,519 FP Services Warrants, of which 52,840 vested on October 25, 2023. Exercise of the FP Services Warrants is subject to the Beneficial Ownership Limitation.

The foregoing descriptions of the Strategic Agreement and FP Services Warrant Agreements do not purport to be complete and are qualified in their entirety by reference to the full and complete terms of the Strategic Agreement and FP Services Warrant Agreements, copies of which are attached as Exhibit 10.2, Exhibit 4.2, Exhibit 4.3 and Exhibit 4.4, respectively, to the Issuer’s Form 8-K filed with the SEC on October 27, 2022 and is incorporated by reference herein.

WorxWell Warrants

On December 1, 2021, the Issuer and Urban Workplaces entered into an Asset Purchase Agreement (the “APA”), pursuant to which the Issuer acquired the WorxWell business of Urban Workplaces (“WorxWell”). In consideration for WorxWell, the Issuer agreed to pay to Urban Workplaces (i) 2,000,000 shares of Class A Common Stock and (ii) warrants to purchase 1,000,000 shares of Class A Common Stock (the “WorxWell Warrants”). On December 1, 2021, the Issuer issued the WorxWell Warrants to Urban Workplaces pursuant to that certain Common Stock Purchase Warrant Agreement (the “WorxWell Warrant Agreement”). The WorxWell Warrants are exercisable upon the earliest of (1) December 1, 2026, (ii) the date the Class A Common Stock’s closing price 60-day trailing average reaches $5.00 per share or (iii) an Early Exercise Event, and prior to 11:59 p.m., New York City time, on December 1, 2031, at an exercise price of $10.00 per share of Class A Common Stock, subject to certain adjustments. The WorxWell Warrants may also be exercised, in whole or in part, by means of a “cashless exercise” for a number of shares as determined in the WorxWell Warrant Agreement. The WorxWell Warrants are subject to certain restrictions on transfer prior to their applicable exercise dates.

Following the Reverse Stock Split, Urban Workplaces holds 33,333 shares of Class A Common Stock and 16,666 WorxWell Warrants.

The foregoing descriptions of the APA and the WorxWell Warrant Agreement do not purport to be complete and are qualified in their entirety by the full and complete terms and conditions of the APA and the WorxWell Warrant Agreement, copies of which are filed as exhibits hereto.

Item 7.	Materials to be Filed as Exhibits.

Exhibit Number	Description

99.1	Joint Filing Agreement (filed herewith).

99.2	Power of Attorney (filed herewith).

99.3	Credit Agreement, dated as of October 16, 2023, by and among View, Inc., Cantor Fitzgerald Securities, as administrative agent and as collateral agent, and the lenders party thereto (incorporated by reference to Exhibit 4.1 to the Form 8-K filed by the Issuer with the SEC on October 16, 2023).

99.4	Letter Agreement, dated as of October 26, 2022, by and among View, Inc., RXR FP Investor LP and RXR FP Investor II LP (incorporated by reference to Exhibit 10.4 to the Form 8-K filed by the Issuer with the SEC on October 27, 2022).

99.5	Letter Agreement, dated as of October 26, 2022, by and between View, Inc. and RXR FP Services LLC (incorporated by reference to Exhibit 10.5 to the Form 8-K filed by the Issuer with the SEC on October 27, 2022).

99.6	Agreement for Strategic Planning and Consulting Services, dated as of October 25, 2022, by and between View, Inc. and RXR FP Services LLC (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by the Issuer with the SEC on October 27, 2022).

99.7	Common Stock Purchase Warrant, dated as of October 25, 2022 (incorporated by reference to Exhibit 4.2 to the Form 8-K filed by the Issuer with the SEC on October 27, 2022).

99.8	Common Stock Purchase Warrant, dated as of October 25, 2022 (incorporated by reference to Exhibit 4.3 to the Form 8-K filed by the Issuer with the SEC on October 27, 2022).

99.9	Common Stock Purchase Warrant, dated as of October 25, 2022 (incorporated by reference to Exhibit 4.4 to the Form 8-K filed by the Issuer with the SEC on October 27, 2022).

99.10	Asset Purchase Agreement, dated as of December 1, 2021, by and between View, Inc. and RXR Urban Workplaces LLC (filed herewith).

99.11	Common Stock Purchase Warrant, dated as of December 1, 2021 (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 26, 2023

RXR REALTY LLC

/s/ Jason Barnett
Name:	Jason Barnett
Title:	Authorized Signatory

RXR PROPERTIES HOLDINGS LLC

/s/ Jason Barnett
Name:	Jason Barnett
Title:	Authorized Signatory

RXR FP GP LLC

/s/ Jason Barnett
Name:	Jason Barnett
Title:	Authorized Signatory

RXR FP INVESTOR LP

/s/ Jason Barnett
Name:	Jason Barnett
Title:	Authorized Signatory

RXR FP INVESTOR II LP

/s/ Jason Barnett
Name:	Jason Barnett
Title:	Authorized Signatory

RXR FP INVESTOR III LP

/s/ Jason Barnett
Name:	Jason Barnett
Title:	Authorized Signatory

RXR FP SERVICES LLC

/s/ Jason Barnett
Name:	Jason Barnett
Title:	Authorized Signatory

RXR MANAGEMENT HOLDINGS LLC

/s/ Jason Barnett
Name:	Jason Barnett
Title:	Authorized Signatory

URBAN SOLUTIONS LLC

/s/ Jason Barnett
Name:	Jason Barnett
Title:	Authorized Signatory

RXR URBAN WORKPLACES LLC

/s/ Jason Barnett
Name:	Jason Barnett
Title:	Authorized Signatory

Schedule A

DIRECTORS AND EXECUTIVE OFFICERS OF RXR REALTY LLC

Name and Position	Business Office Address	Present Principal Occupation
Scott Rechler	625 RXR Plaza, Uniondale, NY 11556	Chairman and Chief Executive Officer

Michael Maturo	625 RXR Plaza, Uniondale, NY 11556	President

Jason Barnett	625 RXR Plaza, Uniondale, NY 11556	Vice Chairman, Chief Legal Officer and Chief Administrative Officer

Todd Rechler	625 RXR Plaza, Uniondale, NY 11556	Chief Construction and Development Officer